Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following U.S. Salesforce talking points were distributed by Cigna.

TALKING POINTS FOR U.S. SALESFORCE

As you are aware, today Cigna and Anthem announced the agreement to form a premier global health service company, with the right mix of capabilities to deliver greater choice, access and affordability to meet the challenges of a new era. In the days ahead, current, prospective clients, partners and brokers/producers may have questions about the transaction. Below are talking points that highlight why we are excited about this combination, and what it means for you and our clients and customers, and producers/brokers.

Two primary messages:
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For clients and producers/brokers, this combination will allow us to provide greater choice and access to affordable, quality health care. It will also increase our ability to partner with consumers worldwide to accelerate wellness and prevention – helping them achieve their health goals.

•
The companies remain separate and independent until closing. We expect the transaction to be completed in the second half of 2016, and we will continue on our present, positive path until reviews are complete and the combination is approved.

•	We do not expect changes to our day-to-day business as a result of this announcement until all reviews are complete and the transaction is approved.

This combination will bring together complementary capabilities from Cigna and Anthem and increase our ability to explore and strengthen partnerships that address a range of needs.
•	Together, we will enhance our presence and capability set for the benefit of our customers, clients and business partners.

•	As a result of the combination of the two companies’ complementary products and services, customers will have access to higher quality products, lower prices and increased choice.

•
Our employees will remain focused on creating value and enhancing transparency for our customers, clients and consumers, and will continue to explore innovative health care solutions in collaboration with our partners that will make health care more effective, efficient and affordable.

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We are committed to delivering the same high-quality service that business partners have come to expect from us. Our customers will continue to benefit from our range of value-based services, including fully-connected medical care and disability management with clinical and pharmacy programs coordinated by our quality network of health care professionals.

Please share the rationale for this:

This combination gives us the right mix of capabilities to deliver greater choice, access and affordability to meet the challenges of a new era.
•	Together after closing, we will be even more strongly positioned to continue our growth and industry leadership, enabling more opportunities for our business partners to grow.

The combined company will leverage the deep health care knowledge, talent and expertise of both organizations.

•	We value our culture and our commitment to improving the health of the communities we serve by delivering the highest quality and greatest value in healthcare benefits and services.

•	The combined company will be managed by executives from both organizations – David M. Cordani will serve as President and COO.

We want to emphasize that this announcement has no impact on the current open enrollment process and will not affect existing plans.
•	No changes to the marketing of our plans are expected as a result of the announcement.

•	Benefits, co-payments or premiums will not change from what is currently being offered.

•	Customers select Cigna because it’s a great value, and that will not change. We will continue to offer a great alternative to traditional plans and financing options.

•	Cigna will continue to serve its customers with excellent service.

•	There is strong equity in the Cigna brand and the combined company will continue to use the Cigna brand across key markets, products and services.

•	Planned updates and enhancements to our current IT systems and processes are not impacted by today’s announcement.

We expect to have more to share with you in the weeks ahead. Further information is also available at www.betterhealthcaretogether.com. In the meantime, we ask that you focus on delivering excellent service and communicate to our valuable clients and business partners that this announcement will have no immediate impact on them, and will not affect our current open enrollment process.

Thank you for all that you do.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.